News Release
Sustainable Growth

HARVEST OPERATIONS ANNOUNCES THIRD QUARTER 2010
FINANCIAL AND OPERATING RESULTS

Calgary, Alberta – November 5, 2010 – Harvest Operations Corp. (TSX: HTE.DB.B, HTE.DB.D, HTE.DB.E, HTE.DB.F and HTE.DB.G) today announces the release of its third quarter 2010 financial and operating results.  The unaudited financial statements, notes and MD&A pertaining to the period ended September 30, 2010 are filed on SEDAR at www.sedar.com and are available on Harvest’s website at www.harvestenergy.ca.  All figures reported herein are in Canadian dollars unless otherwise stated.

Corporate Highlights:

•	Cash from Operating Activities was $97.7 million for the third quarter and $298 million for the nine months ended September 30, 2010;

•	Refinanced long term debt by issuing US $500 million of 6 ⅞% senior notes due 2017, which allowed for the repayment of 7 ⅞% senior notes due 2011 ;

•	Established a Global Technology & Research Centre that is intended to act as an industry-leading facility to benefit the Korea National Oil Corporation (KNOC) and Harvest.

Upstream Highlights:

•	Upstream production was 47,777 barrels of oil equivalent per day (boe/d) in the quarter and 49,175 boe/d for the nine months ended September 30th, 2010;

•	Acquired KNOC’s BlackGold Oilsands Project for $374 million in equity;

•	Acquired upstream oil and natural gas assets in northern Alberta and northeastern British Columbia with current production of approximately 2,300 boe/d for $146.2 million;

•	Upstream operations contributed $122.4 million of cash in the third quarter of 2010;

•	Capital spending of $90.3 million in our western Canadian upstream business, focusing on exploiting drilling opportunities, resulted in the drilling of 27 gross wells with a 96% success rate;

Downstream Highlights:

•	Average daily throughput for the third quarter was 96,514 bbl/d and 77,658 bbl/d for the nine months ended September 30th, 2010.

•	Downstream operations had a negative cash contribution of $9.2 million during the third quarter and a refining gross margin that averaged US$3.02/bbl;

•	Refining operating costs were $2.26/bbl of throughput plus $2.61 /bbl for purchased energy. Capital expenditures in the third quarter totaled $21.5 million and $38.6 million year-to-date.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 4	November 5th, 2010

Financial & Operating Highlights

The table below provides a summary of our financial and operating results for three and nine month periods ended September 30, 2010.
	Three Months Ended	Nine Months Ended
FINANCIAL ($000s except where noted)	September 30, 2010	September 30, 2010

Revenue, net (1)	951,735	2,546,393

Cash From Operating Activities	97,711	298,180

Net Income (Loss)(2)	(22,079)	(43,115)

Bank debt	288,700	288,700
7 7/8% Senior debt	216,931	216,931
Convertible Debentures(3)	769,920	769,920
Total financial debt(3)	1,275,551	1,275,551

Total Assets	5,262,694	5,262,694

UPSTREAM OPERATIONS
Total daily sales volumes (BOE/day)	47,777	49,175
Operating Netback ($/boe)	$30.05	$32.00

Capital asset additions (excluding acquisitions)	90,268	256,111
Business and property acquisitions, net	146,507	176,742
Abandonment and reclamation expenditures	5,796	13,813

DOWNSTREAM OPERATIONS
Average daily throughput (bbl/d)	96,514	77,658
Average Refining Margin (US$/bbl)	$3.02	$4.67

Capital asset additions	21,501	38,643
(1)	Revenues are net of royalties.
(2)
Net Income (Loss) includes a future income tax recovery of $17.6 million and $37.6 million for the three and nine months ended September 30, 2010 respectively and an unrealized net loss from risk management activities of $1.0 million and a net gain of $1.3 million for the three and nine months ended September 30, 2010

(3)	Includes current portion of Convertible debentures.

Q3 2010 Presidents Message

The third quarter of 2010 was an active one for Harvest Operations Corp., as we reaffirmed our commitment to growth by moving forward with a number of planned projects. This was highlighted by two important acquisitions in our upstream business and a series of financings that continued to strengthen our balance sheet.

During the quarter, we finalized acquisitions of the BlackGold Oil Sands Project as well as several producing properties located in northern Alberta and northeastern British Columbia. Harvest will continue to rely on its strengthened balance sheet and the strong technical capabilities of our management and employees to leverage these new assets.

Cash from operating activities decreased to $97.7 million in the third quarter, a decrease of $24.6 million from the previous quarter largely due to reduced commodity prices for oil, natural gas and refinery margins. As commodity prices continue to strengthen alongside the rebounding world economy, we remain optimistic that our asset base will generate increased cashflow.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 3 of 4	November 5th, 2010

Upstream

Harvest’s production volumes over the third quarter averaged 47,777 boe/d. While production was somewhat impacted by this summer’s wet weather, we were still able to drill 27 gross wells with a success ratio of 96%. Capital investment activity during the quarter totaled $86.7 million (not including $3.6 million spent on the BlackGold project) despite weather induced delays to capital spending. We were particularly active in our southeast Saskatchewan light oil area where we drilled six gross wells and in our southeast Alberta area where we drilled 10 horizontal oil wells at our Murray Lake and Metiskow heavy oil properties.  We have also begun to exploit the Cardium opportunity on our significant W5 land base. At Markerville Rimbey, Harvest drilled four Cardium light oil horizontal wells, utilizing staged fracturing completion technology.

As mentioned, this quarter was also highlighted by two acquisitions.  Firstly, we were pleased to acquire Korea National Oil Corporation’s BlackGold Oilsands Project for $374 million in equity. At year end 2009, reserves for the project were determined by independent evaluators to be 259 mmboe of Proved plus Probable reserves as well as an incremental 30 million barrels of best estimate contingent resource. The BlackGold project will utilize Steam Assisted Gravity Drainage (SAGD) to deliver Phase 1’s expected production of 10,000 bpd. Phase 2 is expected to increase production to 30,000 bpd. In conjunction with this transaction, KNOC also provided an additional cash injection of $86 million, which was received in two tranches in August and October.

Secondly, we acquired upstream oil and natural gas assets in northern Alberta and northeastern British Columbia that complement current Harvest assets. These assets, which were purchased from a third party for $146.2 million, have current production of approximately 2,300 boepd. This transaction closed on September 30, 2010.

Downstream

Harvest’s downstream refining and marketing business, North Atlantic, reported stable operating results this quarter with throughput increasing from the previous quarter to 96,514 bbl/d.

Refined product production mix for the third quarter was weighted 32% towards distillates, 28% towards gasoline, and 40% towards heavy fuel oil, VGO, and other products. Average refining margins were US $3.02/bbl, which were depressed from the prior period due primarily to the strengthening of sour crude oil prices and the weakening of gasoline margins.  While these margins represent a decrease when compared to the same period last year, we remain optimistic that results will improve in the next quarter as Northern Hemispherical winter heating demand for middle distillate products increases and winter specifications allow for increased refinery blending of butane into motor gasoline products.

Corporate

Highlighting this quarter’s corporate activities, Harvest and Korea National Oil Corporation (KNOC) are pleased to announce the creation of a Global Technology & Research Centre (GTRC). The GTRC is intended to be an industry-leading research and development organization that will benefit KNOC as well as Harvest. KNOC has agreed to fund the creation and operation of the organization with the injection of $7.1 million of equity (which closed in October 2010) and then through ongoing payments to Harvest for services provided by the GTRC.

In addition to the equity issued for the BlackGold assets, the associated $86 million cash injection as well as the $7 million for establishment of the GTRC, Harvest also moved forward in the third quarter with a refinancing of our long-term debt. A newly issued $500 million of 6 ⅞% senior notes due 2017 was met with significant interest and closed in October, 2010. This allowed us to repay the 7 ⅞% senior notes that were due 2011.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 4 of 4	November 5th, 2010

We are encouraged by the attractive results received from our 2010 capital investment program on our oil-weighted upstream asset base.  During the fourth quarter, we expect to be active with approximately $235 million of capital projects ($110 million in upstream, $70 million of BlackGold project expenditures, and $55 million in downstream). We expect to announce our 2011 budget later in the fourth quarter. With active investment in the fourth quarter and in 2011, we expect to continue to advance our attractive investment opportunities.

Conference Call
Harvest will be hosting a conference call to discuss our third quarter 2010 results at 9:00 a.m. Mountain time (11:00 a.m. Eastern time) on November 10, 2010.  Callers may dial 1-866-223-7781 (international callers or Toronto local dial 416-340-8018 a few minutes prior to start and request the Harvest conference call.  The call will also be available for replay by dialing 1- 800-408-3053 (international callers or Toronto local dial 905-694-9451) and entering passcode 5601354.

Corporate Profile
Harvest, a wholly-owned subsidiary of Korea National Oil Corporation (KNOC), is a significant operator in Canada’s energy industry offering stakeholders exposure to an integrated structure with upstream (exploration, development and production of crude oil and natural gas) and downstream (refining and marketing of distillate, gasoline and fuel oil) segments.  Our upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas, and is complemented by our long-life refining and marketing business.  Harvest's outstanding debentures are traded on the TSX under the symbols "HTE.DB.B", "HTE.DB.D", "HTE.DB.E", "HTE.DB.F" and "HTE.DB.G".

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources.  KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable, and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADVISORY
Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty.  Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest’s regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes.  For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expects” and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur.  Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.  Harvest assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.  Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:	Corporate Head Office:
John Zahary, President & CEO	Harvest Operations Corp.
Jeremy Dietz, Investor Relations	2100, 330 – 5th Avenue S.W.
Toll Free Investor Mailbox: (866) 666-1178	Calgary, AB Canada T2P 0L4
Email: information@harvestenergy.ca	Phone: (403) 265-1178
Website: www.harvestenergy.ca